Exhibit 21.1

SUBSIDIARIES OF DECENT HOLDING INC

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Decent Hong Kong Holding International Limited	Hong Kong SAR	February 24, 2022	100%
Shandong Naxin Ecological Environment Engineering Co., Limited	The People’s Republic of China	September 30, 2022	100%
Shandong Dingxin Ecology Environmental Co., Limited	The People’s Republic of China	September 5, 2011	100%